ICONIC BRANDS, INC.

c/o David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, New York 11563

Telephone (516) 887-8200

Facsimile: 516-887-8250

                                                                                                                                                                                                                            March 1, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 3030

Attention: Ms. Janice McGuirk, Examiner

                Re:          Iconic Brands, Inc.

                                Form 10-K for Fiscal Year Ended December 31, 2009, filed April 16, 2010 and amended January 18, 2011; and

Form 10-Q for Fiscal Quarter Ended September 30, 2010, filed December 10, 2010 and
                Amended January 7, 2011.

                                File No. 0-53162

Dear Ms. McGuirk:

Reference is hereby made to the Form 10-K for Fiscal Year Ended December 31, 2009, filed April 16, 2010, and amended January 18, 2011 (the "Annual Report"); and Form 10-Q for Fiscal Quarter Ended September 30, 2010, filed December 10, 2010, and amended January 7, 2011 (the "September Report" together with the Annual Report are hereinafter referred to as the "Reports") for Iconic Brands, Inc., Nevada corporation (the "Company").

The Company acknowledges that the amendments to the Reports (the "Amendments") and the Company's response to the Securities and Exchange Commission (the "Commission") letter dated February 8, 2011 (the "Response") are due to be filed with the Commission. Unfortunately, the Company could not complete the filing of the Amendments and the Response due to delays by the auditors in reviewing the Amendments and accompanying financial statements. We submit to the Commission that the Amendments and the Response will be filed no later that the close of business on Wednesday, March 9, 2011.

Please address your questions or concerns to David Lubin, Esq. at the above-referenced telephone and fax numbers. Thank you very much.

                                                                                                                                                                                                                                              Very truly yours,

                                                                                                                                                                                                                                              /s/ Richard J. DeCicco

                                                                                                                                                                                                                                              Richard J. DeCicco
                                                                                                                                                                                                                                              President